SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

AMENDMENT NO.  14
SCHEDULE 13D/A

Information to be Included in Statements Filed Pursuant
to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Engex, Inc.
(Name of Issuer)

COMMON STOCK, $.10 PAR VALUE
(Title of Class of Securities)

292851102
(CUSIP Number)

David Selengut, Esq.
c/o Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas
New York, NY 10105
(212) 370-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.      ☐

Note:  schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 292851102	Page 2 of 7 pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
J. Morton Davis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
See Item #3 herein

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
709,869

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
709,869

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,112,991

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
68.4%

14	TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D/A

CUSIP No. 292851102	Page 3 of 7 pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Rosalind Davidowitz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
See Item #3 herein

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
403,122

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
403,122

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,112,991

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
68.4%

14	TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D/A

CUSIP No. 292851102	Page 4 of 7 pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Izor LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
See Item #3 herein

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
167,429

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
167,429

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
167,429

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.2%

14	TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 5 of 7 pages

J. Morton Davis,  Rosalind  Davidowitz  and Izor LLC ("Izor”), (collectively, the "Reporting Parties") hereby amend the following  Items in their  statement  on Schedule 13D relating to the common stock,  $.10 par value ("shares") of Engex, Inc. (the "Issuer") as follows:

Item 3. is hereby amended by adding the following new paragraph thereto:

Since the previously filed Schedule 13D, Amendment No. 13, Rosalind Davidowitz used her personal funds to purchase 19,125 additional shares.

Item 4. is hereby partially amended as follows:

The purchases were for investment purposes only and not to effect any plan described in (a) - (j) of Item 4.

Item 5. (a) is hereby amended in its entirety as follows:

As of December 19, 2016, Mr. Davis may be deemed to beneficially own 1,112,991 shares (4) or 68.4% of the Issuer's shares as follows: (i) 58,854 shares owned by D.H. Blair Investment Banking Corp. ("Blair Investment"), (ii) 167,429 shares owned by Izor, (iii) 235,693 shares owned by Rosalind Davidowitz, and (iv) 651,015 shares owned directly by J. Morton Davis.

As of December 19, 2016, Rosalind Davidowitz may be deemed to beneficially own 1,112,991 shares or 68.4% of the Issuer's shares as indicated in (i) - (iv) above.(5).

As of December 19, 2016, Izor may be deemed to beneficially own 167,429 shares or 10.2% of the Issuer's shares.

(c) Rosalind Davidowitz made the following purchases since the previously filed 13d.

Date	Action	Quantity	Price
5/20/2016	Buy	1,000	$5.55
6/1/2016	Buy	425	$5.25
6/6/2016	Buy	1,000	$5.45
6/9/2016	Buy	900	$5.50
6/23/2016	Buy	1,100	$5.25
7/11/2016	Buy	1,100	$5.25
8/3/2016	Buy	400	$5.40
8/3/2016	Buy	400	$5.45
8/3/2016	Buy	300	$5.45
8/3/2016	Buy	500	$5.30
8/3/2016	Buy	600	$5.30
8/3/2016	Buy	200	$5.35
8/12/2016	Buy	650	$5.50
8/15/2016	Buy	350	$5.50
9/6/2016	Buy	100	$4.96
9/6/2016	Buy	100	$5.00
9/6/2016	Buy	900	$5.01
9/8/2016	Buy	100	$5.16
9/8/2016	Buy	500	$5.20
9/8/2016	Buy	500	$5.21
9/8/2016	Buy	100	$5.21
11/14/2016	Buy	100	$5.50
11/14/2016	Buy	300	$5.80
11/14/2016	Buy	100	$5.80
11/15/2016	Buy	500	$5.75
11/15/2016	Buy	100	$5.76
11/16/2016	Buy	400	$5.75
11/16/2016	Buy	300	$5.90
11/29/2016	Buy	900	$6.05
11/29/2016	Buy	700	$6.15
11/29/2016	Buy	100	$6.10
11/29/2016	Buy	400	$6.15
11/29/2016	Buy	100	$6.20
11/30/2016	Buy	500	$6.20
11/30/2016	Buy	500	$6.25
12/6/2016	Buy	1,000	$6.55
12/6/2016	Buy	100	$6.55
12/12/2016	Buy	100	$6.40
12/13/2016	Buy	400	$6.40
12/14/2016	Buy	420	$6.40
12/15/2016	Buy	440	$6.40
12/16/2016	Buy	440	$6.40
	Total	19,125

All the purchases were made in the open market.

(4)  Although Mr. Davis is including securities owned by Rosalind Davidowitz and Izor in the aggregate amount of shares owned by him, filing of this statement shall not be deemed an admission by J. Morton  Davis that he beneficially owns the securities  attributed  to Rosalind Davidowitz or Izor LLC for any purpose.  J. Morton Davis expressly disclaims beneficial ownership of all securities held by Rosalind Davidowitz and Izor.

(5)  Although Mrs. Davidowitz is including securities owned by J. Morton Davis and Blair Investment in the aggregate amount of shares owned by her, filing of this statement shall not be deemed an admission by Mrs. Davidowitz that she beneficially owns the securities attributed to J. Morton Davis or Blair Investment for any purpose.  Mrs. Davidowitz expressly disclaims beneficial ownership of all securities held by J. Morton Davis and Blair Investment.

Page 6 of 7 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:	December 19, 2016
New York, New York

/s/ J. Morton Davis
J. Morton Davis

Date:	December 19, 2016
New York, New York

/s/ Rosalind Davidowitz
Rosalind Davidowitz

Date:	December 19, 2016
New York, New York

Izor LLC

/s/ Rosalind Davidowitz
Rosalind Davidowitz
Sole Member

Page 7 of 7 pages